UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.5)*

                     TRANSCONTINENTAL REALTY INVESTORS, INC.
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                                (Name of Issuer)

                           $.01 Par Value Common Stock
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                         (Title of Class of Securities)

                                   893617-20-9
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                                 (CUSIP Number)

                            Karl L. Blaha, President
         Transcontinental Realty Investors, Inc., 1800 Valley View Lane,
                 Suite 300, Dallas TX 75234; Tel. (469) 522-4200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 9, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 893617-20-9
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ###-##-####
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        432,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               432,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      432,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.0
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14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      The class of equity securities to which this Schedule 13D relates is the common stock, $.01 par value ("Common Stock") of Transcontinental Realty Investors, Inc. (the "Company"). The principal executive offices of Transcontinental Realty Investors, Inc. are located at 1800 Valley View Lane, Suite 300, Dallas, TX 75234.

Item 2. Identity and Background.

      This statement is being filed by Maurice A. Halperin. My business address is 17890 Deauville Lane, Boca Raton, Florida 33496. I am a private investor. During the last five years, I have not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in my being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. I am a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

      The source of the funds for the purchase of the Common Stock was my personal funds. The total amount of money used to purchase the Common Stock is approximately $4,763,140.

Item 4. Purpose of Transaction.

      The purpose for the acquisitions of the Common Stock is investment.

Item 5. Interest in Securities of the Issuer.

      This Amendment No. 5 to my Schedule 13D is being filed because as of March 9, 2001, my beneficial ownership of the Company's Common Stock is 5%. My beneficial ownership in the past exceeded 5% but dropped below 5% on November 30, 1999. As of March 9, 2001, I beneficially owned 432,000 shares, or approximately 5% of the outstanding Common Stock. I have the sole power to vote and dispose of the Common Stock. There is no shared power to vote or dispose of the Common Stock I own.

      During the period from January 1, 2001 through March 9, 2001, I purchased a total of 43,850 shares of the Common Stock through the New York Stock Exchange in 55 open market transactions. The shares were purchased on my behalf by PaineWebber Incorporated, a securities broker-dealer. The table below lists the trade date for each transaction, the number of shares purchased, price per share and total price.

                                                                Total Price
  Trade          Number of Shares                          (Includes Commission
  Date              Purchased          Price Per Share      &/or Other Charges)
--------         ----------------      ---------------     ---------------------
01/24/01               1100                  9.375              $10,312.50
01/26/01               1800                 10.125               18,225.00
01/26/01               1400                10.0625               14,087.50
01/26/01                900                  10.00                9,000.00
01/26/01                500                 9.9375                4,968.75
01/26/01                100                 9.8125                  981.25
01/26/01                500                   9.75                4,875.00
01/26/01                500                 9.6875                4,843.75
01/26/01                200                  9.625                1,925.00
01/26/01                500                 9.5625                4,781.25
01/26/01                200                   9.50                1,900.00
01/26/01                300                 9.4375                2,831.25
01/26/01                500                  9.875                4,937.50
01/30/01                200                  10.20                2,040.00
01/31/01                500                  10.50                5,250.00
01/31/01                300                  10.50                3,150.00
01/31/01                400                  10.45                4,180.00
01/31/01                200                  10.37                2,074.00
01/31/01                200                  10.30                2,060.00
01/31/01                500                  10.45                5,225.00
01/31/01               1500                  10.50               15,750.00
02/01/01                500                  10.50                5,250.00
02/02/01                200                  10.90                2,180.00
02/02/01                200                  10.70                2,140.00
02/02/01               1300                  11.00               14,300.00
02/05/01               1800                  11.65               20,970.00
02/05/01                300                  11.65                3,495.00
02/05/01               1000                  11.00               11,000.00
02/05/01                300                  11.65                3,495.00
02/05/01                900                  11.25               10,125.00
02/07/01               1000                  12.00               12,000.00
02/07/01                500                  11.95                5,975.00
02/07/01                500                  11.73                5,865.00
02/07/01               1800                  11.65               20,970.00
02/07/01                200                  11.45                2,290.00
02/08/01               1700                  12.00               20,400.00
02/09/01                400                  11.99                4,796.00
02/12/01                900                  11.99               10,791.00
02/13/01                200                  11.99                2,398.00
02/15/01               1200                  12.55               15,060.00
02/15/01                300                  12.45                3,735.00

                                                                Total Price
  Trade          Number of Shares                          (Includes Commission
  Date              Purchased          Price Per Share      &/or Other Charges)
--------         ----------------      ---------------     ---------------------
02/15/01               400                 12.35                 4,940.00
02/16/01               900                 12.45                11,205.00
02/16/01               700                 12.45                 8,715.00
02/26/01              1200                 11.99                14,388.00
02/26/01               600                 12.00                 7,200.00
02/27/01               300                 12.00                 3,600.00
02/28/01              1100                 12.00                13,200.00
03/01/01               600                 12.00                 7,200.00
03/02/01               500                 12.00                 6,000.00
03/06/01              4250                 12.00                51,000.00
03/06/01              2500                 12.00                30,000.00
03/07/01              2300                 12.00                27,600.00
03/09/01               900                 12.00                10,800.00
03/09/01               100                 11.90                 1,190.00

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Not applicable.

Item 7. Material to be Filed as Exhibits.

      None.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

DATE: March 13, 2001


/S/ Maurice A. Halperin
--------------------------------------
Signature

Maurice A. Halperin
--------------------------------------
Name and Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001